CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NOVELOS THERAPEUTICS, INC.

NOVELOS THERAPEUTICS, INC.  (the “Corporation”), a corporation organized and existing under of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the board of directors of the Corporation (the “Board of Directors”), at a duly convened meeting of the Board of Directors, duly adopted a resolution declaring advisable the amendment of the Amended and Restated Certificate of Incorporation of the Corporation, and submitted the same to the stockholders of the Corporation for approval. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the first paragraph of Article FOURTH be amended and restated in its entirety as follows:

“Fourth. The aggregate number of shares of stock that the Corporation shall have authority to issue is seven hundred fifty million and seven thousand (750,007,000), of which seven hundred fifty million (750,000,000) shares shall be designated “Common Stock” and seven thousand (7,000) shares shall be designated “Preferred Stock.”  Shares of Common Stock and Preferred Stock shall have a par value of $.00001 per share.”

The remainder of Article FOURTH shall remain unchanged.

SECOND: That the stockholders of the Corporation have duly approved the aforesaid amendment in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Harry S. Palmin, its Chief Executive Officer and President, thereto duly authorized, this 18th day of October, 2010.

NOVELOS THERAPEUTICS, INC.

By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Executive Officer and President